Exhibit 99-1

PRESS RELEASE
Richmont Mines Inc., Brookfield Place, 181 Bay Street, Suite 810, Toronto, ON M5J 2T3 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES FILING OF NI 43-101 TECHNICAL REPORT
FOR ITS ISLAND GOLD MINE

TORONTO, Ontario, Canada, December 15, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), announced that is has filed on SEDAR (www.sedar.com) a National Instrument 43-101 Technical Report containing a Preliminary Economic Assessment (the “PEA”) for its cornerstone Island Gold Mine located in northern Ontario, Canada.

The PEA supports the disclosure made by the Corporation in its news release on October 28, 2015 entitled “Richmont Mines Announces Results of a Preliminary Economic Assessment for a Portion of the Deeper Resources of the Island Gold Mine” and there are no material differences in the PEA results from those disclosed in the news release.

Qualified Persons

The PEA was developed through the combined efforts of the Corporation's Internal Technical Team and independent consultants from InnovExplo and Soutex.

All work for the PEA was performed under the direct supervision of Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration and Jean Bastien, P. Eng., MBA, General Manager of the Island Gold Mine: both are employees of Richmont. Both are members of a professional association and are qualified persons as defined by NI 43-101 requirements and have reviewed the technical information included in this press release.

The PEA was prepared under the supervision of Sylvie Poirier, P.Eng., a senior engineer with InnovExplo Inc. Ms. Poirier is a qualified and independent person as defined in NI 43-101. She has reviewed and approved the technical contents of this press release pertaining to the PEA she prepared and authored.

Information relating to the mill upgrade, expansion designs and estimated costs was prepared under the supervision of Mathieu Bélisle, P. Eng. Mr. Bélisle, a senior metallurgist with Soutex Inc., and a qualified and independent person as defined in NI 43-101. He has reviewed and approved the technical contents of this press release pertaining to the mill facility.

The report titled “Technical Report and Preliminary Economic Assessment for the Island Gold Lower Zones” is filed on SEDAR and can be viewed on the SEDAR website, www.sedar.com, and Richmont's website, www.richmont-mines.com.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Daniel Adam P. Geo., Ph.D., Richmont's Vice-President, Exploration a Qualified Person as defined by NI 43-101.

RICHMONT MINES ANNOUNCES FILING OF NI 43-101 TECHNICAL REPORT FOR ITS ISLAND GOLD MINE
December 15, 2015

About Richmont Mines Inc.

Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

For more information, please contact:

Renaud Adams, President and CEO	Anne Day, Vice-President, Investor Relations
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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